

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 10, 2010

Mr. Ronald A. Duncan
President
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, AK 99503

> **Re:** **General Communication, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010, as amended April 28, 2010**
> **File No. 0-15279**

Dear Mr. Duncan:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance

1. We note that you have not included disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company. In future filings, please include this disclosure. See Item 401(e) of Regulation S-K.

2. We note your disclosure on page 9 of your amended Form 10-K that the board is unaware of any events during the past five years materially adverse to the evaluation of the ability or integrity of any director. In future filings, please include such disclosure for the past ten years. See Item 401(f) of Regulation S-K.

3. Please confirm that you have disclosed for each director all current and prior directorships held in the last five years. See Item 401(e)(2) of Regulation S-K.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 13

4. Please discuss why Mr. Duncan receives compensation for his services as a director.

Elements of Compensation, page 18

5. On page 19, you disclose that Mr. Hughes' base salary consists of $225,000 cash compensation, $225,000 credited to his Deferred Compensation Arrangement account and amortization of the prepaid portion of a retention agreement. This would suggest that Mr. Hughes' base salary is $450,000. Please reconcile this disclosure on page 19 with the disclosure on page 18 that your Compensation Committee determined to increase Mr. Hughes base compensation from $200,000 to $225,000 in 2009. In addition, in future filings, please discuss why the Compensation Committee increases or decreases base salaries.

Incentive Compensation Plan, page 20

6. Please disclose the potential incentive compensation payout amounts for Mr. Landes.

7. On page 20, you disclose targeted incentive compensation amounts of $350,000 for Mr. Duncan and $100,000 for each of Mr. Hughes, Mr. Lowber and Ms. Tindall. On page 21, you disclose that the Compensation Committee authorized cash payouts that, in many cases, significantly exceeded the targeted incentive compensation amounts. Please discuss how the Compensation Committee arrived at the incentive compensation amounts it determined to pay each named executive officer. In addition, please discuss and quantify if there were any threshold or maximum potential payouts for each named executive officer.

8. Please tell us in your response letter why you determined to disclose the incentive compensation awards as bonuses in the Summary Compensation Table rather than as non-equity incentive plan compensation.

9. On page 21, you disclose that the "Compensation Committee determined that the performance requirements of the Incentive Compensation Plan had been satisfied during 2009." Please disclose the specific performance goals in future filings, including threshold, target and maximum levels for each performance goal. To the extent you believe that disclosure of the objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a

registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Stock Option Plan, page 21

10. You disclose that the exercise price for options granted under your Stock Option Plan "was identified as an amount within the trading range for our common stock on Nasdaq on the day of the grant of the option." In your response letter, tell us when the Compensation Committee determines the exercise price in relation to when the option is granted and how it determines which price within the trading range to use as the exercise price.

Summary Compensation Table, page 31

11. Please confirm that for awards of stock and options, the amount disclosed in the table is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (e)). In future filings, disclose all assumptions made in the valuation of awards in the stock and option columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar footnote disclosure for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Deferred Compensation Arrangements, page 36

12. For each deferred compensation arrangement with each named executive officer, please discuss the types of compensation permitted to be deferred, and any limitations (by percentage of compensation or otherwise) on the extent to which deferral is permitted. Refer to Regulation S-K Item 402(i)(3).

13. We note that Mr. Hughes' salary deferred compensation arrangements earns 10% interest per year and a separate deferred compensation arrangement earns 7.5% interest per year. We also note that Mr. Lowber's deferred compensation arrangements earn 9% and 7.25% interest per year. Please disclose as all other compensation in the Summary Compensation Table the amount of above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified, including such earnings on nonqualified defined contribution plans. Refer to Regulation S-K Item 402(c)(2)(viii)(B).

* * * *

Mr. Ronald A. Duncan
General Communication, Inc.
May 10, 2010
Page 4

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director